UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

                          City National Rochdale Select Strategies Fund
(Name of Issuer)

                   Shares of beneficial interest
 (Title of Class of Securities)

                                                           17801L108
(CUSIP Number)

Donald Delano
City National Rochdale, LLC
400 Park Avenue
New York, NY 10022
                                    212-702-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                                    December 31, 2019†
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† See Item 4.

1	Names of Reporting Person. City National Rochdale, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,107,282.01
8 Shared Voting Power 0
9 Sole Dispositive Power 1,111,258.92
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,111,258.92
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 99.9%
14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to shares of beneficial interest (“Shares”) of City National Rochdale Select Strategies Fund a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company (the “Issuer”).  The address of the Issuer’s principal executive offices is 400 Park Avenue, New York, New York 10022.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of City National Rochdale, LLC (the “Reporting Person”).  The securities reported herein are beneficially owned by the Reporting Person in its capacity as investment manager to the Issuer and investment adviser to separately managed accounts.

(b) The business address of the Reporting Person is City National Rochdale, LLC, 400 Park Avenue, New York, New York 10022.

(c) City National Rochdale, LLC is a registered investment adviser that, among other things, provides investment advisory services to the Issuer and to separately managed accounts that invest those feeder funds.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover page of the Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares reported herein as being beneficially owned by the Reporting Person were purchased by the separately managed accounts for an aggregate $11,584,845.65.

Item 4.  Purpose of Transaction

The Reporting Person is the adviser of the Issuer and serves as investment adviser to separately managed accounts that invest in the Issuer.  As part of its investment advisory services rendered to the separately managed accounts, the Reporting Person acquires, holds, and disposes of Shares of the Issuer for the separately managed accounts for investment purposes in the ordinary course of business.  The Reporting Person has acted in such capacity since the initial sale of Shares by the Issuer on July 27, 2017 and, in such capacity, may be deemed to have beneficially owned all or substantially all of the outstanding Shares of the Issuer as of that date and at other times since such date.  Information provided herein with respect to beneficial ownership of the Shares is as of December 31, 2018.  On behalf of the separately managed accounts, the Reporting Person intends to review its investment in the Issuer on a continuing basis and may acquire additional securities of the Issuer or may determine to sell, or otherwise dispose of, all or some of the securities of the Issuer.  Such actions will depend upon a variety of factors, including, without limitation, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages.

The Reporting Person disclaims beneficial ownership (within the meaning of Rule 16a-1(a)(2) under the Act) of the Shares reported herein except to the extent of its or his pecuniary interest therein.

(c)  The following table lists transactions in the Shares purchased or sold by the Reporting Person on behalf of separately managed accounts during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price Per Share
Secondary purchase by shareholders	10/07/2019	1,187.80	$10.69
Secondary purchase by shareholders	10/10/2019	12,555.59	$10.71
Secondary sale by shareholders	10/10/2019	1,935.14	$10.71
Purchase from Fund	10/29/2019	158,897.23	$10.84
Secondary purchase by shareholders	10/30/2019	1,935.14	$10.85
Secondary sale by shareholders	10/30/2019	1,935.14	$10.85
Secondary purchase by shareholders	10/31/2019	5,146.71	$10.85
Secondary purchase by shareholders	11/06/2019	4,360.25	$10.86
Secondary purchase by shareholders	11/12/2019	9,389.20	$10.86
Secondary purchase by shareholders	11/14/2019	5,340.81	$10.86
Secondary purchase by shareholders	11/20/2019	12,112.60	$10.87
Secondary sale by shareholders	11/20/2019	12,112.60	$10.87
Secondary purchase by shareholders	11/25/2019	70,013.00	$10.87
Secondary sale by shareholders	11/25/2019	70,013.00	$10.87
Purchase from Fund	11/26/2019	289,436.98	$10.87
Redemption of shares	11/29/2019	58,576.54	$10.87
Secondary purchase by shareholders	12/02/2019	2.15	$10.87
Secondary sale by shareholders	12/02/2019	2.15	$10.87
Secondary purchase by shareholders	12/03/2019	0.01	$10.00
Secondary sale by shareholders	12/03/2019	0.01	$10.00

Secondary purchase by shareholders	12/04/2019	3,468.78	$10.88
Secondary sale by shareholders	12/04/2019	3,468.78	$10.88
Secondary purchase by shareholders	12/06/2019	7,910.16	$10.88
Secondary sale by shareholders	12/06/2019	7,910.16	$10.88

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          January 17, 2020

CITY NATIONAL ROCHDALE, LLC

By:  /s/Donald Delano
Name: Donald Delano
Title:   Chief Compliance Officer